DC
NO ACT
P.E 12-20-02
1-11840



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402


03010033

February 5, 2003

Katherine A. Smith
Assistant Counsel
Corporate Governance
Allstate Insurance Company
2775 Sanders Road, A2
Northbrook, IL 60062-6127

Act 1934
Section
Rule 14A-8
Public Availability 2/5/2003

Re: Allstate Corporation
Incoming letter dated December 20, 2002

Dear Ms. Smith:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Allstate Corporation by Richard C. Larkin and Myra A. Larkin. We also have received a letter from the proponents dated January 2, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard C. and Myra A. Larkin
2548 Caprice Lane
Fernandina Beach, FL 32034



Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance

Securities Exchange Act of 1934 – Rule 14a-8(i)(7) and (i)(10)


PROCESSING
RECEIVED
DEC 23 2002
WASH, D.C.
180
SECTION

December 20, 2002

BY AIRBORNE EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Stockholder Proposal submitted by Richard C. and Myra A. Larkin for inclusion in The Allstate Corporation's 2003 Proxy Statement

Ladies and Gentlemen:

The Allstate Corporation requests that you not recommend any enforcement action if Allstate excludes from its proxy materials for its 2003 annual meeting the stockholder proposal submitted by Richard C. and Myra A. Larkin.

We would appreciate your response by January 24, 2003 so that we can meet our timetable for distributing our proxy materials and complying with Rule 14a-8(m).

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, we are filing this letter at least 80 calendar days before March 28, 2003, the date we expect to file our definitive proxy statement and form of proxy and we have enclosed six copies of the following:

1. This letter addressed to the Division of Corporation Finance.
2. The Larkins' letter of November 21, 2000 setting forth their proposal. (Exhibit A)
3. My letter of December 6, 2002 to the Larkins requesting proof of ownership of the amount of Allstate stock required by Rule 14a-8(b). (Exhibit B)
4. Mr. Larkin's response letter dated December 13, 2002. (Exhibit C)
5. The Allstate Corporation Audit Committee Charter (Exhibit D)

The proposal asks for (1) an independent study of all legal expenses for The Allstate Corporation or of its affiliates for the years 1997 through 2002 and of estimates, projections and

Allstate Insurance Company
2775 Sanders Road, A2 Northbrook, IL 60062-6127 T 847.402.2343 F 847.326.9722 E ksmith1@allstate.com

reserves for legal expenses for the same years 1997 through 2002 and (2) a report to shareholders on the results of such study.

Reasons for Omission

Allstate believes that it is entitled to omit the proposal from its proxy statement for the following reasons:

- The proposal deals with a matter relating to the company's ordinary business operations. Rule 14a-8(i)(7).
- The proposal has been substantially implemented. Rule 14a-8(i)(10).

The Proposal Deals with Allstate's Ordinary Business Operations, Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits an issuer to exclude from its proxy materials any proposal that "deals with a matter relating to the conduct of the ordinary business operations." The SEC policy underlying the general business exclusion of Rule 14a-8(i)(7) is consistent with most state corporate law policies – that being, to "confine the resolution of ordinary business problems to management and the board of directors." Securities Exchange Act Release No. 40,018 (May 21, 1998). In that Release, the SEC stated that there are two central considerations underlying the policy. The first is that certain tasks are so fundamental to management's ability to run a company on a daily basis that management cannot, practically speaking, be subject to direct shareholder oversight. The second consideration underlying the policy is the extent to which a proponent seeks to use a particular proposal to "micro-manage" a company or probe too deeply into complex matters about which shareholders, as a group, would not be sufficiently informed to make a judgment. Securities Exchange Act Release No. 40,018 (May 21, 1998). Further, the Delaware Supreme Court has held that "the decision to bring a law suit or to refrain from litigating a claim on behalf of the corporation is a decision concerning the management of the corporation." Spiegel v. Buntrock et. al, 571 A.2d 767, 773 (1990) (citing Delaware General Corporation Law § 141(a)).

The Larkins' proposal is excludable because it deals with a matter of ordinary business operations—the monitoring and management of Allstate's legal expenses.

The Division of Corporation Finance has repeatedly taken the position, consistent with Delaware law, that proposals regarding a company's legal compliance program are excludable as matters relating to the conduct of a company's ordinary business operations. See, NetCurrents, Inc. (May 8, 2001)(litigation strategy and related decisions); Microsoft Corporation (Sept. 15, 2000)(proposal requesting company file class action properly omitted); Pacific Gas & Electric Company (Jan. 6, 1997)(proposal requesting company initiate litigation).

Additionally and more specifically, the Staff has taken the position that proposals calling for investigations and reports into whether a company's ordinary business decisions and operations allegedly resulted in litigation and associated expenses were excludable as involving ordinary business decisions. See, Humana Inc. (February 25, 1998)(proposal calling for appointment of committee to oversee and report on corporate compliance program); Allstate Corp. (February 16, 1999)(requested shareholder committee be appointed to report on alleged illegal acts and associated costs); The Southern Company (March 13, 1990)(proposal requested independent outside agency review allegations of unethical activities); Newport Pharmaceuticals International (August 10, 1984)(requested special committee investigate and report on certain corporate activities); Consolidated Oil and Gas, Inc. (April 10, 1973)(proposal requested committee review actions against the issuer).

Allstate's principal line of business is insurance, which is a heavily regulated industry. Clearly, in a heavily regulated industry it is not practical to delegate to stockholders the investigation and evaluation of legal expenses. That is a management responsibility, fundamental to running an insurance company's ordinary business operations on a day-to-day basis.

The Proposal has been Substantially Implemented, Rule 14a-8(i)(10)

Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." The SEC has previously held that proposals calling for certain actions may be excluded where the company has an existing policy or practice that compares favorably with the actions sought or guidelines contained in the proposal such that the proposal has been substantially implemented. SEC Release No. 34-20091 (August 16, 1983). That position has been echoed in a number of no-action letters issued by the Staff. See, The Talbots Inc. (April 5, 2002)(proposal calling for labor-related code of conduct which was substantially similar to existing labor compliance program code); Sears Roebuck and Co. (23, 1998)(report on import policies and compliance measures rendered moot by existing buying policies); The Limited, Inc. (March 15, 1996)(report on selection of foreign suppliers substantially implemented by existing company policy); The Gap (March 8, 1996)(establishment of code of conduct duplicates existing formal sourcing policies for the selection of suppliers).

The independent study that the Proposal calls for is already being performed on a regular basis by Allstate's Audit Committee and by Allstate's management. Thus, the Larkin's proposal is excludable on the grounds that it has been substantially implemented.

In accordance with well-established principles of corporate governance, the listing standards and rules of the New York Stock Exchange as well as the new SEC rules implementing the Sarbanes-Oxley Act of 2002, the independent study called for by the Proposal is already being performed on a regular basis by Allstate's Audit Committee and by Allstate's management. Allstate's Audit Committee, which is comprised solely of independent, non-employee directors, is charged with the following responsibilities pursuant to its Charter (attached in its entirety as Exhibit C):

- The Audit Committee reviews and discusses with management, its internal auditors and the independent auditor . . .significant items impacting the Company's financial statements, risk factors and forward-looking statements contained in the Company's disclosures under MD&A . . .the effect of regulatory and accounting initiatives . . . and the adequacy of internal controls that could significantly affect the Company's financial statements[.]

- The Audit Committee reviews disclosures made to the Committee by the Company's CEO and CFO during their certification process for the annual and quarterly financial reports about any significant deficiencies in the design or operation of internal controls or material weaknesses in such controls and any fraud involving management or other employees who have a significant role in the Company's internal controls.

- The Audit Committee reviews with the General Counsel of the Company the status of legal matters that may have a material impact on the Company's financial statements.

- The Audit Committee discusses with management policies with respect to the Company's processes of risk assessment and risk management, including the Company's major financial risk exposures and the steps management has taken to monitor and control them.

- The Audit Committee has the power to conduct or authorize special projects or investigations related to any matters brought to its attention with full access to all books, records, facilities and personnel of the Company as the Committee considers necessary to discharge its responsibilities. It has the authority, without seeking Board approval, to retain independent outside counsel, accountants or others to assist it with such projects, investigations or other matters in the conduct of its business and may also use the Company's internal auditors for such purposes.

These responsibilities, properly vested in the Audit Committee of the Company, substantially implement the areas of concern that would be the focus of the independent study suggested by the Larkins.

Conclusion

Allstate respectfully requests your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Allstate omits the Larkins' proposal from its proxy materials for its 2003 annual meeting.

If you disagree with the conclusions drawn in this letter, we would appreciate an opportunity to confer with you before the issuance of your response.

If you have any questions with respect to this letter, please contact me at (847) 402-2343 or my colleague, Jennifer Hager at (847) 402-3776.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed and stamped envelope.

Very truly yours,



Katherine A. Smith

Copy to: Richard C. and Myra A. Larkin

EXHIBIT A

RECEIVED

NOV 25 2002

R. W. PIKE

Richard C. Larkin and Myra A. Larkin
2548 Caprice Lane
Fernandina Beach, FL 32034
904 491-5523

RECEIVED

NOV 26 2002

November 21, 2002

Robert W. Pike
The Allstate Corporation
2775 Saunders Road, Suite F8
Northbrook, IL 60062-6127

Dear Mr. Pike:

My wife and I are registered holders of 538 shares of Allstate common stock as of the date indicated above. I was an Allstate agent from 1962 until 2000 when I retired. The following proposal is submitted for inclusion in Allstate's proxy material for presentation at the annual meeting of stockholders in the year 2003

Proposal: That the stockholders of the Allstate Corporation, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors undertake an independent study to determine the costs of all expenses and related costs paid by and/or incurred by the Allstate Corporation or of its affiliates arising from all allegations, legal complaints, charges or lawsuits brought by any party for whatever reason, *exclusive of losses, claims and salvage under policy contracts,* including all class action lawsuits, and all assessments, charges and/or fines paid to or assessed by any state insurance department or by any state or Federal government agency or department, against the Allstate Corporation or its affiliates for the years of 1997, 1998, 1999, 2000, 2001, and 2002, as well as estimates, projections and/or reserves for such expenses, and that the results of this study be fully reported within 90 days to all shareholders for whatever action may be deemed appropriate.

Stockholders' Supporting Statement: During the past decade, Allstate has been the subject of a burgeoning number of articles and reports throughout the entire media (newspapers, periodicals, television, and Internet web sites) detailing conduct by The Corporation which has resulted in multi-million dollar settlements and record-setting fines by insurance departments, along with various consent orders issued at both the state and Federal level.

The actual incurred and future potential cost of these incidents may very well in excess of a billion dollars. The corrosive impact to shareholders is staggering. The consequences of this trail of adverse publicity, especially in a class action styled as "Romero I" (refer to www.allstatecase.com), which the AARP joined as co-counsel in December 2001), and The United States Equal Employment Opportunity Commission lawsuit alleging violations of the ADEA, Title VII Civil Rights Act of 1964 and the Americans with Disabilities Act of 1990, portend great difficulty in achieving corporate growth goals in an increasingly competitive marketplace where consumer trust is critical to success, particularly in the marketing of financial service products.

It is imperative that whatever causative factors exist permitting apparently flawed decision-making processes to continue unabated, and which compel the submission of this shareholder proposal, require scrutiny if future incidents and the corresponding freely flowing unfavorable publicity is to be eliminated and shareholder value is to be enhanced.

Yours truly,


Richard C. Larkin

THE ALLSTATE CORPORATION ANNUAL MEETING TO BE HELD ON 05/15/01 AT 11:00 A.M. CDT
FOR HOLDERS AS OF 03/16/01
516068 61-1295

YOU MAY ENTER YOUR VOTING INSTRUCTIONS AT 1-800-454-8683, OR WWW.PROXYVOTE.COM UP UNTIL 11:59 PM EASTERN TIME THE DAY BEFORE THE CUT-OFF OR MEETING DATE.

020002101

8744 0630 9841

DIRECTORS RECOMMEND: A VOTE FOR ELECTION OF THE FOLLOWING NOMINEES
1 - 01-F. DUANE ACKERMAN,02-JAMES G. ANDRESS,03-WARREN L. BATTS, 04-EDWARD A. BRENNAN,05-JAMES M. DENNY,06-W. JAMES FARRELL, 07-RONALD T. LEMAY,08-EDWARD M. LIDDY,09-MICHAEL A. MILES, 10-H. JOHN RILEY, JR.,11-JOSHUA I. SMITH,12-JUDITH A. SPRIESER, 13-MARY ALICE TAYLOR

2 - APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS ------>>> FOR 2001. FOR --->>> 2

3 - APPROVAL OF THE ALLSTATE CORPORATION 2001 EQUITY INCENTIVE PLAN. -->>> FOR --->>> 3

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" ITEMS 4 AND 5.

4 - PROVIDE CUMULATIVE VOTING FOR BOARD OF DIRECTORS. ----------------->>> AGAINST --->>> 4

5 - ENDORSE CERES PRINCIPLES. --->>> AGAINST --->>> 5

NOTE SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF

ENTER YOUR VOTING INSTRUCTIONS AT 1-800-454-8683
OR WWW.PROXYVOTE.COM UP UNTIL 11:59 PM EASTERN TIME
THE DAY BEFORE THE CUT-OFF OR MEETING DATE.

VIF11H

THE ALLSTATE CORPORATION
05/15/01 AT 11:00 A.M. CDT

FOR ALL NOMINEES

WITHHOLD ALL NOMINEES

WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NUMBER(S) OF NOMINEE(S) BELOW.

3,4,5,8,9

FOR AGAINST ABSTAIN
X
DO NOT USE

X
FOR AGAINST ABSTAIN
DO NOT USE
DO NOT USE
DO NOT USE
FOR AGAINST ABSTAIN
X
X
DO NOT USE
FOR AGAINST ABSTAIN
DO NOT USE
DO NOT USE
DO NOT USE
FOR AGAINST ABSTAIN
DO NOT USE
DO NOT USE
DO NOT USE

X

2

6TJ0545941

020002101

8744 0630 9841

443 500

PLACE "X" HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING

Pershing

DIVISION OF DLJ
SECURITIES CORPORATION
P.O. BOX 2058
JERSEY CITY, NJ 07303-2058

IRA FBO RICHARD C. LARKIN
SUNAMERICA TRUST CO CUST
ROLLOVER ACCOUNT
2156 LUMINA CT
FERNANDINA BEACH FL 32034-8968

516068 502,969



35148298249 7 8744063098 P24335

500 Shares 2001 Voting.max

EXHIBIT B


Allstate
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance

December 6, 2002

VIA AIRBORNE EXPRESS

Richard C. Larkin
2548 Caprice Lane
Fernandina Beach, FL 32034

RE: Shareholder Proposal for The Allstate Corporation 2003 Proxy Statement

Dear Mr. Larkin:

We received your letter dated November 21, 2002 and shareholder proposal requesting an independent study of legal expenses.

The Securities and Exchange Commission's rules regarding shareholder proposals include certain eligibility requirements that must be met in order for proposals to be included in a company's proxy statement.

One of those requirements, Rule 14a-8(b), states that a shareholder must provide proof of ownership of at least $2,000 in market value or 1% of Allstate's common stock for at least one year by the date of your proposal. Our records indicate that you are the registered owner of 38 shares of Allstate stock that does not, by itself, meet the SEC's requirement. While you included with your letter a copy of a voting instruction form related to the 2001 annual shareholder meeting, (held on May 15, 2001) that also does not meet the SEC's requirement. SEC rule 14a-8(b)(2)(i) requires that you provide a written statement from the record holder of the shares (which is usually a bank or broker) verifying that as of November 21, 2002, you have continuously held the requisite amount of securities for at least one year.

In addition, Rule 14a-8(b) requires that you provide us with a statement that you intend to hold your Allstate stock through May 20, 2003, the scheduled date of the next annual meeting.

Under the SEC's Rule 14a-8(f), your proof of ownership and your statement of intention to hold the stock through the date of the annual meeting must be provided to us no later than 14 days from the date you receive this letter. The SEC recommends that you

Allstate Insurance Company
2775 Sanders Road, A2 Northbrook, IL 60062-6127 T 847.402.2343 F 847.326.9722 E ksmith1@allstate.com

transmit your response by means by which you could support your compliance with this requirement.

I have enclosed a copy of the SEC's Rule 14a-8 in its entirety for your reference.

You may send your reply to my attention at the address shown below. If you should have any questions about this matter, please contact me at the number shown below.

Very truly yours,



Katherine A. Smith

Enclosure
Copy to: J. Hager
E. Kalaidjian
M. McCabe
M. McGinn

EXHIBIT C

Richard C. Larkin and Myra A. Larkin
2548 Caprice Lane
Fernandina Beach, FL 32034
904 491-5523

December 13, 2002

Katherine A. Smith
Allstate Insurance Company
Law & Reg/Corp Governance
2775 Sanders Road, A2
Northbrook, IL. 60062-6127

RE: Your December 6, 2002 Letter Concerning My Shareholder Proposal.

Dear Ms. Smith,

Thank you for your above referenced letter regarding "...certain eligibility requirements that must be met in order for proposals to be included in a company's proxy statement." Enclosed are the appropriate items you kindly observed that were omitted in my November 21, 2002 shareholder proposal and required by the Security and Exchange Commission's rules.

I have attached a written statement from my broker verifying that I have continuously held the requisite amount of securities for the period of time required under Rule 14a-8(b).

In order to comply with Rule 14a-8(f), I do hereby state that I will hold my Allstate stock through the date of the annual meeting which, you write, is scheduled for May 20, 2003.

Please note that this response corrects the procedural or eligibility requirements outlined in your December 6, 2002 letter as it has been postmarked no later that 14 days from when I received your letter.

Finally, you have mistakenly characterized my shareholder proposal as a request for "... an independent study of legal expenses," when, in fact, it deals exclusively and specifically with "...allegations, legal complaints, charges or lawsuits brought by any party for whatever reason, *exclusive of losses, claims and salvage under policy contracts....* "

Sincerely,



Richard C. Larkin

Enclosures

Audit Committee

CHARTER

I. Purpose

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities in the following areas: the integrity of the Company's financial statements and other financial information; the Company's compliance with legal and regulatory requirements; the registered public accounting firm's ("independent auditor") qualifications and independence; the performance of the Company's internal audit function and independent auditor; and the Company's systems of disclosure controls, internal controls, internal audit, accounting, and financial reporting processes. In carrying out its purpose, the Committee has the responsibilities and powers provided in this Charter.

II. Membership

The size of the Audit Committee is set from time to time by the Board, but will always consist of at least three directors. The members of the Committee are appointed by the Board upon the recommendation of the Nominating and Governance Committee in accordance with the independence and experience requirements of the New York Stock Exchange and the Securities and Exchange Commission (SEC).

For purposes of membership on the Audit Committee, no director will be considered independent where the director:

(i) has a material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company);

(ii) is, or has been an employee of the Company or any of its affiliates within the last five years;

(iii) is, or has been within the last five years, affiliated with the Company's present independent auditor or former independent auditor if the termination of such affiliation or auditing relationship has been less than five years;

(iv) is, or within the last five years has been, part of an interlocking directorate (i.e., the situation in which an executive officer of the Company serves on the compensation committee of another company that concurrently employs the director);

(v) has an immediate family member who has any of the foregoing relationships;
or

(vi) is an "affiliated person" with respect to the Company as defined by applicable law or regulation.

Each member of the Audit Committee shall be, in the Board's judgment, "financially literate" or shall become financially literate within a reasonable period of time after his or her appointment to the Committee as determined by the Board. At least one member of the Committee shall be a "financial expert" as defined under SEC rules and as determined by the Board.

Members of the Audit Committee are only entitled to receive regular director's fees and benefits as compensation for their services on the Board and the Committee and may not accept any consulting, advisory or other fees from the Company.

III. Meetings

The Committee Chair determines the number, time, place and agenda of the Audit Committee meetings. The Committee meets not less than four times a year. At least quarterly, the Committee meets separately with management, with the internal auditors and with the independent auditor and may meet with the Company's internal auditors and/or independent auditor without management present whenever the Committee shall deem it appropriate. After each meeting, the Committee reviews with the Board any issues that arose with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the independent auditor, or the performance of the internal audit function.

IV. Powers and Responsibilities

The following functions are the common recurring activities of the Audit Committee in carrying out its oversight responsibilities. The functions are set forth as a guide and may be varied from time to time as appropriate under the circumstances:

Selection of Independent Auditor

The independent auditor is ultimately accountable to the Board and the Audit Committee, as representatives of the stockholders. In this regard, the Audit Committee, as a committee of the Board, is directly responsible for the selection, appointment, compensation and oversight of the work of the independent auditor in preparing or issuing an audit report or related work, including reviewing any disagreements between management and the independent auditor regarding financial reporting. Once the selection and appointment has been approved by the Board, and ratified by the shareholders, the Committee has sole authority and responsibility to retain and terminate the Company's independent auditor, to pre-approve all auditing services and all permitted non-auditing services of, or any other relationships with, the independent auditor and to approve the terms of and fees for such services, subject to *de minimis* exceptions allowed by law. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.

The Audit Committee may not retain as the Company's independent auditor any firm in which the Chief Executive Officer, Chief Financial Officer, Controller or any person serving in an equivalent position for the Company, was employed by such independent auditor and participated in any capacity in an audit of the Company during the one year period prior to the date of initiation of the audit.

At least annually, the Audit Committee reviews and evaluates the qualifications, performance and independence of the Company's independent auditor, including a review and evaluation of the lead audit partner. As part of its evaluation, the Committee obtains and reviews a report by the independent auditor that describes the firm's internal quality-control procedures, including any material issues raised by the firm's most recent internal quality-control review, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, relating to one or more independent audits conducted by the firm and any steps taken to deal with any such issues. Annually, the Committee requests a written report from the independent auditor regarding their independence and all relationships between them and the Company consistent with Independence Standards Board Standard No.1 and such other requirements as may be established by the Public Company Accounting Oversight Board. The Committee discusses with the independent auditor any such disclosed relationships and their impact on the auditor's independence. If any concerns regarding the auditor's independence are identified, the Committee takes such action as it deems appropriate or necessary.

The Audit Committee maintains a hiring policy for employees or former employees of the independent auditor who participated in any capacity in the audit of the Company.

Review of Financial Reports and Information

The Audit Committee reviews and discusses with management, its internal auditors and the independent auditor, the Company's annual audited and quarterly financial statements, including matters required to be discussed by Statement of Auditing Standards No. 61. Specifically, the review includes a discussion of:

- management's discussion and analysis of financial condition and results of operations ("MD&A")
- financial statement presentations, including any significant changes in the Company's selection or application of accounting principles;
- any major issues regarding accounting and auditing principles and practices;
- critical accounting policies;
- the comparison of the Company's accounting policies with those in the industry;

- significant items impacting the Company's financial statements, risk factors and forward-looking statements contained in the Company's disclosures under MD&A;
- the effect of regulatory and accounting initiatives as well as any off-balance sheet structures on the Company's financial statements;
- analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and
- the adequacy of internal controls that could significantly affect the Company's financial statements including the MD&A and any special audit steps adopted in light of material control deficiencies.

The Audit Committee reviews disclosures made to the Committee by the Company's CEO and CFO during their certification process for the annual and quarterly financial reports about any significant deficiencies in the design or operation of internal controls or material weaknesses in such controls and any fraud involving management or other employees who have a significant role in the Company's internal controls.

The Audit Committee recommends to the Board whether the audited financial statements should be included in the Company's Form 10-K and prepares the report required by the rules of the SEC to be included in the Company's annual proxy statement.

The Audit Committee reviews with the General Counsel of the Company the status of legal matters that may have a material impact on the Company's financial statements.

The Audit Committee discusses the Company's process for developing and preparing earnings releases, as well as its processes for providing financial information and earnings guidance to analysts and rating agencies, generally (including the types of information to be disclosed and types of presentations to be made).

The Audit Committee discusses with management policies with respect to the Company's processes of risk assessment and risk management, including the Company's major financial risk exposures and the steps management has taken to monitor and control them.

While the Audit Committee has the responsibilities and powers set forth in this Charter, the Committee is not required to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. These are the responsibilities of management and the independent auditor.

Review of Independent Auditor Reports

The Audit Committee reviews the independent auditor reports on the Company's financial statements. The Committee discusses with the independent auditor judgments about the quality (not just the acceptability) of the accounting principles used in the Company's financial reporting. The Committee also reviews the scope of audits conducted by the Company's independent auditor. The Committee reviews with the independent auditor any difficulties encountered in the audit work, including any restrictions on the scope of the independent auditor's activities or on access to requested information, any significant disagreements with management and management's response. The Committee may review with the auditor: any accounting adjustments that were noted; any communications between the audit team and the auditor's national office respecting auditing or accounting issues presented by the engagement; any "management" or "internal control" letter issued or proposed by the auditor to the Company; and any other issues regarding the auditor report that the Committee may deem appropriate.

The Audit Committee reviews any significant recommendations from the Company's independent auditor and internal auditors concerning compliance by management with governmental laws and regulations and with the Company's policies relating to ethics, conflicts of interest, perquisites and use of corporate assets.

Retention of Outside Experts

The Audit Committee has the power to conduct or authorize special projects or investigations related to any matters brought to its attention with full access to all books, records, facilities and personnel of the Company as the Committee considers necessary to discharge its responsibilities. It has the authority, without seeking Board approval, to retain independent outside counsel, accountants or others to assist it with such projects, investigations or other matters in the conduct of its business and may also use the Company's internal auditors for such purposes. The Committee is not expected to conduct investigations or to resolve disagreements, if any, between management and the independent auditor. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to any advisors employed by the Committee.

Audit Committee Report

The Audit Committee prepares the Audit Committee report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

Self-Evaluation

The Audit Committee conducts a self-evaluation of its performance and reports the results to the Board on an annual basis.

Code of Ethics and Complaint Resolution

The Audit Committee reviews and approves the Company's Code of Ethics applicable to the Board of Directors and all Company employees, including the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or Controller, and other employees performing similar functions, and periodically assesses the adequacy of the Code of Ethics. The Committee has the sole authority to grant waivers under, or changes to the Code of Ethics for directors, executive officers and senior financial officers. The Committee shall also adopt procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters and also for the confidential and anonymous submission of employee concerns.

Charter Review

The Audit Committee also reviews and assesses the adequacy of this Charter on an annual basis and recommends any proposed changes to the Board.

Richard C. Larkin and Myra A. Larkin
2548 Caprice Lane
Fernandina Beach, FL., 32034


RECEIVED
JAN 0 6 2003
165

January 2, 2003

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Request by The Allstate Corporation for Exclusion in its 2003 Proxy Statement of Stockholder Proposal submitted by Richard C. And Myra A. Larkin.

Ladies and Gentlemen:

I am in receipt of a copy of a letter dated December 20, 2002 sent to you from The Allstate Corporation requesting that the SEC *not* recommend any enforcement action of a stockholder proposal I submitted for inclusion the Corporation's 2003 Proxy Statement should Allstate elect to excluded it.

Reasons for Inclusion

This response's intent is to correct Allstate's erroneous characterization of my stockholder proposal. A careful reading of my proposal will reveal that it does *not* ask, as Allstate wrote, for "...an independent study of all legal expenses ...." It does, however, request that an independent study be made of certain legal expenses, none of which are related to the company's ordinary business operations.

Continuing to mischaracterize my proposal, Allstate's December 20, 2002 letter to the SEC (page 2) states that "...the Staff has taken the position that proposals calling for investigations and reports into whether a company's ordinary decisions and operations allegedly resulting in litigation and associated expenses were excludable as involving ordinary business decisions." It then refers to several citations, including "...Allstate Corp. (February 16, 1999)(requested shareholder committee be appointed to report on alleged illegal acts and associated costs)...."

On December 23, 1999, in a letter to the Division of Corporate Finance, Allstate requested that it be entitled to omit an essentially identical stockholder proposal which I had submitted because I did not at that time own the amount of stock required under Rule 14a-8(b)(1). Then, as now, among the citations referred to in its request for the proposal's exclusion, was "Humana Inc. (February 25, 1988)."

Not included among the citations in their December 23, 1999 letter, but included in their December 20, 2002 letter is the citation's reference to "Allstate Corp. (February 16, 1999 (requested shareholder committee be appointed to report on alleged illegal acts and associated costs)." One cannot help but wonder whether this is a singularly remarkable coincidence or an erroneous citation date.

On January 24, 2000, in a letter to The Allstate Corporation, the SEC wrote "Accordingly, we will not recommend enforcement action to the Commission of Allstate omits the proposal from its proxy materials in reliance on Rules 14a-(b) and 14a-8 f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Allstate relies."

Enron was in a heavily regulated industry, was subject to well-established principles of corporate governance, and with separate management and board of directors audit committees. Those so-called safe guards did little to protect stockholders from the mischief of Enron's most senior executives and the failures of its board of directors. Furthermore, the excesses of corporate executives coupled with weak or blind directors witnessed in the past year speak eloquently to the need for stronger, better funded regulatory authorities.

Conclusion

I am confident that the SEC will see through Allstate's position that the fox is the best guard of the chicken house and will enforce the inclusion of my stockholder proposal in The Allstate Corporation's 2003 Proxy Statement.

Very truly yours,



Richard C. Larkin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allstate Corporation
Incoming letter dated December 20, 2002

The proposal requests that the board of directors undertake an independent study of all legal expenses incurred by Allstate or of its affiliates for the years 1997 through 2002 and report to the shareholders the results of such study.

There appears to be some basis for your view that Allstate may exclude the proposal from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e. preparing a report and study on legal expenses). Accordingly, we will not recommend enforcement action to the Commission if Allstate omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission on which Allstate relies.

Sincerely,



Jennifer Bowes
Attorney-Advisor